Ms. Jennifer López Molina, Esq.

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

March 29, 2022

Re:	To The Stars Inc.

Offering Statement on Form 1-A

Filed on March 16, 2022

File No. 024-11831

Dear Ms. López Molina:

On behalf of To The Stars Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on March 31, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Thomas DeLonge

Thomas DeLonge

CEO

To The Stars Inc.